UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley

c/o J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

(203) 716-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.

Neil P. Stronski, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Schedule 13D originally filed on February 2, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2007, and Amendment No. 2 to the Schedule 13D filed on March 20, 2007 (the "Schedule 13D"), is hereby amended by adding the first paragraph below as a new paragraph after the seventh paragraph thereof and by amending and restating the eighth paragraph thereof in its entirety with the second paragraph below, as follows:

On March 20, 2007, Buyer entered into additional Non-Binding Letters of Intent with the following Chairman's Club distributors of the Issuer's products: Susan Peterson, Christine M. Carley, Tae Ho Kim, John Peterson, Garry De Brabander, Janifer Cohn and James Chen Ming Chieh and Yang Mo Li (collectively, the "March 20 Distributors"), whereby the March 20 Distributors indicated their interest in investing up to $30,000,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition. The March 20 Distributors shall be considered "Distributors" for the purpose of this Schedule 13D. On March 20, 2007, Buyer also entered into an amended and restated Non-Binding Letter of Intent, replacing the previously filed Non-Binding Letter of Intent dated March 18, 2007, with Natalia Maria Felgueiras Ferreira and her husband, Jose Paulo Dinis Da Silva, whereby they have now indicated their interest in investing up to $1,500,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Transaction.

Taken together, the Distributors have indicated their interest in investing up to $107,500,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by adding the first paragraph below as a new paragraph after the fourth paragraph of subsections (a) and (b) thereof and by amending and restating the fifth paragraph of subsections (a) and (b) thereof in its entirety with the second paragraph below, as follows:

The Reporting Persons understand that certain of the March 20 Distributors beneficially own Common Shares of the Issuer, as follows: Susan Peterson beneficially owns, directly or indirectly, an aggregate of 37,778 Common Shares, or approximately 0.1% of the outstanding Common Shares of the Issuer; Tae Ho Kim beneficially owns, directly or indirectly, an aggregate of 284,061 Common Shares, or approximately 0.4% of the outstanding Common Shares of the Issuer; and John Peterson beneficially owns, directly or indirectly, an aggregate of 70,779 Common Shares, or approximately 0.1% of the outstanding Common Shares of the Issuer. The Reporting Persons understand that Christine M. Carley, Garry De Brabander, Janifer Cohn and James Chen Ming Chieh and Yang Mo Li do not beneficially own any Common Shares.

As a result of such beneficial ownership, the Reporting Persons together with the Distributors collectively would beneficially own, in the aggregate, a total of 20,768,865 Common Shares, or approximately 29.0% of the outstanding Common Shares of the Issuer. By virtue of the relationships among the Reporting Persons and the Distributors, the Reporting Persons and Distributors may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act, and each Reporting Person and Distributor may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons and Distributors. Neither the filing of this Amendment, the Schedule 13D nor any of their contents shall be deemed to constitute an admission that any Reporting Person, any Distributor, or any other person described herein or in Item 2 of the Schedule 13D is the beneficial owner of the Common Shares of any other Reporting Person or Distributor referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. The Reporting Persons disclaim any pecuniary interest in the Common Shares beneficially owned by the Distributors.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Schedule 13D is hereby amended by adding the first paragraph below as a new paragraph after the fifth paragraph thereof and by amending and restating the seventh paragraph thereof in its entirety with the second paragraph below, as follows:

On March 20, 2007, Buyer entered into Non-Binding Letters of Intent with each of the March 20 Distributors, whereby such March 20 Distributors indicated an interest in investing up to an aggregate of $30,000,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, as follows: (i) Susan Peterson, up to $5 million; (ii) Christine M. Carley, up to $5 million; (iii) John Peterson, up to $4 million; (iv) Tae Ho Kim, up to $10 million; (v) James Chen Ming Chieh and Yang Mo Li, up to $5 million; (vi) Garry De Brabander, up to $500,000; and (vii) Janifer Cohn, up to $500,000. On March 20, 2007, Buyer also entered into an amended and restated Non-Binding Letter of Intent, replacing the previously filed Non-Binding Letter of Intent dated March 18, 2007, with Natalia Maria Felgueiras Ferreira and her husband, Jose Paulo Dinis Da Silva, whereby they have now indicated their interest in investing up to $1.5 million in equity in a new entity to be formed by Buyer to consummate the Proposed Transaction.

The Non-Binding Letters of Intent for the Distributors are attached hereto as Exhibits D, E, F, G, H, I, J, K, L, M, N O, P, Q, R and S are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits.

Exhibit L –	Non-Binding Letter of Intent between Buyer and Susan Peterson, dated March 20, 2007.
Exhibit M –	Non-Binding Letter of Intent between Buyer and Christine M. Carley, dated March 20, 2007.
Exhibit N –	Non-Binding Letter of Intent between Buyer and John Peterson, dated March 20, 2007.
Exhibit O –	Non-Binding Letter of Intent between Buyer and Tae Ho Kim, dated March 20, 2007.
Exhibit P –	Non-Binding Letter of Intent between Buyer and James Chen Ming Chieh and Yang Mo Li, dated March 20, 2007.
Exhibit Q –	Non-Binding Letter of Intent between Buyer and Garry De Brabander, dated March 20, 2007.
Exhibit R –	Non-Binding Letter of Intent between Buyer and Janifer Cohn, dated March 20, 2007.
Exhibit S –	Amended and Restated Non-Binding Letter of Intent between Buyer and Natalia Maria Felgueiras Ferreira and Jose Paulo Dinis Da Silva, dated March 20, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

Prairie Fire Capital, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager
/s/ Peter M. Castleman
Peter M. Castleman
/s/ Daniel J. O’Brien
Daniel J. O'Brien
/s/ Michael R. Stone
Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President

                Exhibit L

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $5,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ / Susan Peterson
Name: Susan Peterson

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit M

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $5,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ Christine M. Carley
Name: Christine M. Carley

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit N

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $4,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ John Peterson
Name: John Peterson

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit O

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $10,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ Tae Ho Kim
Name: Tae Ho Kim

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit P

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $5,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ James Chen Ming Chieh
Name: James Chen Ming Chieh

/s/ Yang Mo Li
Name: Yang Mo Li

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit Q

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $500,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ Garry De Brabander
Name: Garry De Brabander

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit R

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $500,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely, /s/ Janifer Cohn
Name: Janifer Cohn

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact

Exhibit S

March 20, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigneds understand that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, we understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

We are pleased to confirm our interest in investing in NewCo in an amount up to U.S. $1,500,000.00. You and we understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. Our willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While we believe that the Transaction is in the best interests of the Company and its shareholders, you understand that our potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, we would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. We understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

This letter amends and restates, in its entirety, the letter that we previously executed with you on March 18, 2007, which letter shall no longer have any force or effect.

We look forward to working with you on this Transaction.

Sincerely,

/s/ Jose Paulo Dinis Da Silva
Name: Jose Paulo Dinis Da Silva

/s/ Natalia Maria Felgueiras Ferriera
Name: Natalia Maria Felgueiras Ferreira

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By:	/s/ Ransom A. Langford
Name: Ransom A. Langford
Title: Attorney-in-fact